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19010284

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________01/01/2018__________ AND 12/31/2018
ENDING______________________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Karbone Capital Markets, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: 675 Third Avenue, 30th Floor Suite 3004

FIRM I.D. NO.

New York NY 10017

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Prunier 845-325-5374

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PB

(Name – *if individual, state last, first, middle name*)

540 W Cedar Avenue Lakewood CO 80226______
(Address) (City) (State) (Zip Code)

SEC Mail Processing

MAR 04 2019

Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David Prunier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Karbone Capital Markets, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACY ROJAS
Notary Public - State of New York
NO. 01RO6345309
Qualified in Orange County
My Commission Expires Jul 25, 2020

Signature

CEO/CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Karbone Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Karbone Capital Markets, LLC (the "Company") as of December 31, 2018, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Information are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants
We have served as the Company's auditor since 2017.
Lakewood, CO
February 28, 2019

KARBONE CAPITAL MARKETS. LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	56,071
Advisory fee receivable		114,450
Advisory fee receivable over 30 days past due		(114,450)
Other assets		2,569
Total assets	**$**	**58,640**

LIABILITIES AND MEMBER EQUITY

LIABILITIES:		
Commission fee payable		112,158
Commission fee payable allowance not due to be payable until paid		(112,158)
Accrued expense		14,390
Accounts payable	$	6,430
MEMBER'S EQUITY		37,820
Total liabilities and member equity	**$**	**58,640**

The accompanying notes are an integral part of this statement.

KARBONE CAPITAL MARKETS. LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

REVENUE:		
Advisory fee income	$	407,771
Total revenue		407,771
EXPENSES:		
Commission expense		365,466
Professional fees		63,240
Regulatory fees		9,989
Occupancy		6,500
Insurance expence		1,516
Communications expense		325
Other expense		757
Total expenses		447,793
NET LOSS	**$**	**(40,022)**

The accompanying notes are an integral part of this statement.

KARBONE CAPITAL MARKETS. LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

BALANCE, December 31, 2017	$	25,285
Net loss		(40,022)
Withdrawal		-
Contributions		52,557
BALANCE, December 31, 2018	**$**	**37,820**

The accompanying notes are an integral part of this statement.

KARBONE CAPITAL MARKETS. LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(40,022)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in other assets		1,290
Increase in accrued expenses		13,032
Net cash used in operating activities		(25,700)
CASH FLOWS PROVIDING BY FINANCING ACTIVITIES:		
Contributions by member		52,557
NET INCREASE IN CASH		26,857
CASH, at beginning of year		29,214
CASH, at end of year	**$**	**56,071**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Organization and Business

KARBONE CAPITAL MARKETS. LLC (the "Company") is a Delaware Limited Liability Company organized on January 13, 2018. The Company purchase Watts Capital, LLC A Delaware Limited Company organized on April 9, 2009 and is a wholly owned subsidiary of Karbone Inc. LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. Registration with these regulatory bodies occurred on October 13, 2010. In this capacity the Company participates as a consultant regarding securities transactions as well as in private placement of capital into various limited partnerships.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company's primary sources of revenue are fees earned from consulting and private placement of securities. The Company records revenue from its activities over the terms of the related agreement.

Income Taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity. The Company's sole member is taxed on the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

Property

The Company provides for depreciation of property on the straight-line method based on estimated lives of 10 years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation (FDIC). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

Liabilities Subordinated to the Claims of Creditors

As of December 31, 2018, the Company had not entered into any subordinated loan agreements.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $35,251 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.59 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k) (2) (i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

NOTES TO FINANCIAL STATEMENTS
(*concluded*)

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Indemnifications

The Company may provide representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

NOTE 6 - ADVISORY FEE RECEIVABLE/COMMISSION FEE PAYABLE

The Company records receivables and corresponding commission payables from its advisory activities over the terms of the related agreement. Fees receivable are carried at their estimated collectible amounts. The firm has a policy to haircut the receivable one hundred present once it is over thirty days past due. The firm is not liable for the commission payable until funds are received.
At December 31, 2015, the firm had an outstanding advisory fee receivable of $114,450, and a commission payable of 112,158. The firm believes the fee will be collected in March 2019.

NOTE 7 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Independent Auditor's Report on Internal Control

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of
Karbone Capital Markets, LLC

We have reviewed management's statements, included in the accompanying management assertion statement, in which (1) Karbone Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

BF Borgers CPA PC
Lakewood, Colorado
February 28, 2019

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION DECEMBER 31, 2018

CREDIT:		
Member equity	$	37,820
DEBITS:		
Non-allowable assets:		
Other assets		2,569
NET CAPITAL		35,251
Minimum requirements of 6-2/3 % of of aggregate indebtedness of $20,820 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**30,251**
AGGREGATE INDEBTEDNESS-Account payable	**$**	**20,820**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.59**

Note: There are no material differences between the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing as of December 31, 2018.

See the accompanying independent auditors' exemption review report

DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (Exemption)

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k) (2) (i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

See the accompanying independent auditors' exemption review report

Karbone

MANAGEMENT'S EXEMPTION REPORT

To Whom It May Concern,

As required by Rule l 7a-5 of the Securities and Exchange Commission ("SEC"), Karbone Capital Markets, LLC (the "Company") claims exemption under the exemption provisions of SEC Rulel5c3-3 under subparagraph (k)(2)(i). The Company met this exemption provision through the fiscal year ended December 31, 2018.

I, David Prunier, affirm that, to the best of my knowledge and belief, this Exemption Report pertaining to Karbone Capital Markets, LLC as of and for the year ended December 31, 2018 is true and correct.

Karbone Capital Markets, LLC • 590 Madison Avenue, New York, NY 10022 • www.Karbonecapital.com